Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 18 DATED AUGUST 31, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 14 dated July 25, 2012, Supplement No. 15 dated August 8, 2012, Supplement No. 16 dated August 14, 2012, and Supplement No. 17 dated August 16, 2012. Unless otherwise defined in this Supplement No. 18, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Richmond Plaza;

•	the acquisition of Publix at Northridge; and

•	information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of August 30, 2012, we had raised aggregate gross offering proceeds of approximately $72.1 million from the sale of approximately 7.4 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

Richmond Plaza

On August 30, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a grocery-anchored shopping center containing 178,167 rentable square feet located on approximately 19.8 acres of land in Augusta, Georgia (“Richmond Plaza”) for approximately $19.5 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of approximately $10.5 million from this offering and approximately $9.0 million provided by the CBRE Global Investors. Richmond Plaza was originally constructed in 1980. Richmond Plaza was purchased from Richmond Plaza Investors, L.P., a Georgia limited partnership that is not affiliated with us, our advisor or our sub-advisor.

Richmond Plaza is approximately 87.3% leased to 18 tenants. The largest tenant at Richmond Plaza is a Kroger grocery store, which occupies approximately 26.6% of the rentable square feet at Richmond Plaza. The current aggregate annual effective rent for the tenants of Richmond Plaza is approximately $1.6 million and the current weighted-average remaining lease term for the tenants is approximately 5.4 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $10.24 per square foot.

The table below sets forth a schedule of expiring leases for Richmond Plaza by square footage and by annualized contractual base rent as of August 30, 2012.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	1	$20,507	1.3%	1,400	0.9%
2013	2	$62,908	4.0%	3,704	2.4%
2014	3	$361,647	22.7%	52,943	34.1%
2015	3	$137,550	8.6%	9,700	6.2%
2016	1	$49,110	3.1%	3,130	2.0%
2017	3	$75,621	4.8%	3,800	2.4%
2018	—	—	—	—	—
2019	3	$520,147	32.7%	58,402	37.6%
2020	—	—	—	—	—
2021	1	$235,200	14.8%	16,800	10.8%
Thereafter	2	$128,524	8.1%	5,588	3.6%

Based on the current condition of Richmond Plaza, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Richmond Plaza is adequately insured.

Publix at Northridge

On August 30, 2012, we, through the Joint Venture, purchased a grocery-anchored shopping center containing 65,320 rentable square feet located on approximately 12.4 acres of land in Sarasota, Florida (“Publix at Northridge”) for approximately $11.6 million, exclusive of closing costs. The Joint Venture funded a portion of the purchase price through the assumption of existing mortgage indebtedness in the amount of $10.0 million. The remainder of the purchase price was funded with proceeds of approximately $0.9 million from this offering and approximately $0.7 million provided by the CBRE Global Investors. Publix at Northridge was originally constructed in 2003.

Publix at Northridge is approximately 84.1% leased to seven tenants. The largest tenant at Publix at Northridge is a Publix grocery store, which occupies approximately 68.6% of the rentable square feet at Publix at Northridge. The current aggregate annual effective rent for the tenants of Publix at Northridge is approximately $1.0 million and the current weighted-average remaining lease term for the tenants is approximately 9.8 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $18.03 per square foot.

Based on the current condition of Publix at Northridge, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Publix at Northridge is adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending August 30, 2012, including Richmond Plaza and Publix at Northridge, is approximately 8.1%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of August 31, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 50.0%.